Exhibit (a)(1)(B)

TO:	Eligible Employees
FROM:	Bob L. Corey
SUBJECT:	IMPORTANT NEWS: Launch of Option Exchange Program
DATE:	February 4, 2010

IMPORTANT NEWS — PLEASE READ IMMEDIATELY.

As you may be aware, on July 28, 2009, our Board of Directors authorized a voluntary stock option exchange program, referred to as the Exchange Program, that will give eligible United States employees a one-time opportunity to exchange certain outstanding stock options that are “underwater” for a lesser number of shares of restricted stock units to be granted under our 2005 Plan and to exchange certain other stock options that are more substantially underwater for a cash payment. We believe that the Exchange Program is in the best interests of our stockholders because the program will help us to retain and motivate our most talented employees while reducing the total number of outstanding stock options held by our employees. Our stockholders approved the Exchange Program at our 2009 Annual Meeting held on December 23, 2009.

We are now pleased to announce that Extreme is officially launching the Exchange Program on February 4, 2010. The Exchange Program will give eligible employees a one-time opportunity to surrender eligible options in exchange for restricted stock units or cash payments. This is a voluntary program – eligible employees will make their own choice whether to participate.

This letter is an introduction to the Exchange Program, but does not detail all the terms and conditions that apply. The specific details of the Exchange Program are included in the documents found on the Exchange Program website at http://extr.optionadmin.com. Please review these materials carefully so you can make an informed decision on whether or not to participate in the Exchange Program. Due to legal requirements, no one from Extreme is authorized to provide you with advice, recommendations or additional information regarding the Exchange Program. If you have technical difficulty accessing the Exchange Offer website and require assistance, please email send an email to stockadmin@extremenetworks.com.

If you want to participate in the Exchange Program, you must access the Exchange Program website at http://extr.optionadmin.com and follow the instructions on the website. Your login information (ID and Password) is set forth below. The Exchange Program will expire at 9:00 p.m., Pacific Standard Time, on March 4, 2010, unless it is extended by Extreme.

On behalf of the management team and the Board of Directors, thank you for all your efforts to make us a better company.

Your Log-in ID is your company email address.

Your Password is:

Regards,

Bob Corey